UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Fastly, Inc.

(Name of Issuer)

Class A Common Stock, $0.00002 par value per share

(Title of Class of Securities)

31188V100

(CUSIP Number)

November 8, 2019

Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 31188V100

1	Name of Reporting Person: Abdiel Qualified Master Fund, LP I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,782,270
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,782,270

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 3,782,270
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6%*
12	TYPE OF REPORTING PERSON PN

*

Based on 39,374,444 shares of Class A Common Stock outstanding as of November 6, 2019, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2019 filed with the Securities and Exchange Commission on November 8, 2019.

CUSIP NO. 31188V100

1	Names of Reporting Person: Abdiel Capital, LP I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 113,712
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 113,712

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 113,712
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%*
12	TYPE OF REPORTING PERSON PN

*

Based on 39,374,444 shares of Class A Common Stock outstanding as of November 6, 2019, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2019 filed with the Securities and Exchange Commission on November 8, 2019.

CUSIP NO. 31188V100

1	Names of Reporting Person: Abdiel Capital Management, LLC I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,895,982*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,895,982*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 3,895,982*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%**
12	TYPE OF REPORTING PERSON OO

*	Consists of 3,782,270 shares of Class A Common Stock held by Abdiel Qualified Master Fund, LP and 113,712 shares of Class A Common Stock held by Abdiel Capital, LP.
**

Based on 39,374,444 shares of Class A Common Stock outstanding as of November 6, 2019, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2019 filed with the Securities and Exchange Commission on November 8, 2019.

CUSIP NO. 31188V100

1	Names of Reporting Person: Abdiel Capital Advisors, LP I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,895,982*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,895,982*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 3,895,982*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%**
12	TYPE OF REPORTING PERSON PN, IA

*	Consists of 3,782,270 shares of Class A Common Stock held by Abdiel Qualified Master Fund, LP and 113,712 shares of Class A Common Stock held by Abdiel Capital, LP.
**

Based on 39,374,444 shares of Class A Common Stock outstanding as of November 6, 2019, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2019 filed with the Securities and Exchange Commission on November 8, 2019.

CUSIP NO. 31188V100

1	Names of Reporting Person: Colin T. Moran I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,895,982*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,895,982*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 3,895,982*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%**
12	TYPE OF REPORTING PERSON IN

*	Consists of 3,782,270 shares of Class A Common Stock held by Abdiel Qualified Master Fund, LP and 113,712 shares of Class A Common Stock held by Abdiel Capital, LP.
**

Based on 39,374,444 shares of Class A Common Stock outstanding as of November 6, 2019, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2019 filed with the Securities and Exchange Commission on November 8, 2019.

CUSIP NO. 31188V100

EXPLANATORY NOTE

On August 5, 2019, (i) Abdiel Qualified Master Fund, LP; (ii) Abdiel Capital, LP; (iii) Abdiel Capital Management, LLC; (iv) Abdiel Capital Advisors, LP; and (v) Colin T. Moran (each, a “Reporting Person” and collectively, the “Reporting Persons”) filed a statement on Schedule 13D with the Securities and Exchange Commission (the “Original Schedule 13D”) as amended by Amendment No. 1 thereto on August 19, 2019 (“Amendment No. 1”), Amendment No. 2 thereto on August 21, 2019 (“Amendment No. 2”) and Amendment No. 3 thereto on August 23, 2019 (“Amendment No. 3” and, together with the Original Schedule 13D, Amendment No. 1 and Amendment No. 2, the “Schedule 13D”), relating to the Class A common stock, $0.00002 par value per share (the “Common Stock”), of Fastly, Inc. (the “Issuer”). Pursuant to Rule 13d-1(h) under the Securities Exchange Act of 1934, the Reporting Persons are reporting their beneficial ownership of the Issuer’s Common Stock on this statement on Schedule13G, which shall be deemed to amend their previous Schedule 13D.

SCHEDULE 13G

Item 1(a)	Name of Issuer: Fastly, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices: 475 Brannan Street, Suite 300, San Francisco, CA 94107

Item 2(a)	Name of Persons Filing: Abdiel Qualified Master Fund, LP Abdiel Capital, LP Abdiel Capital Management, LLC Abdiel Capital Advisors, LP Colin T. Moran

Item 2(b)	Address of Principal Business Office, or if None, Residence: 90 Park Avenue, 29th Floor, New York, NY 10016

Item 2(c)

Citizenship:

Abdiel Qualified Master Fund, LP - Cayman Islands

Abdiel Capital, LP - Delaware

Abdiel Capital Management, LLC - Delaware

Abdiel Capital Advisors, LP - Delaware

Colin T. Moran - United States

Item 2(d)	Title of Class of Securities: Class A Common Stock, $0.00002 par value per share

Item 2(e)	CUSIP Number: 31188V100

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is: Not Applicable.

Item 4

Ownership:

(a) through (c):

The information requested herein is incorporated by reference to the cover pages to this Schedule 13G.

Abdiel Capital Management, LLC and Abdiel Capital Advisors, LP serve as the general partner and the investment manager, respectively, of Abdiel Qualified Master Fund, LP and Abdiel Capital, LP. Colin T. Moran serves as managing member of Abdiel Capital Management, LLC and Abdiel Capital Partners, LLC, which serves as the general partner of Abdiel Capital Advisors, LP. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 5	Ownership of Five Percent or Less of the Class: Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person: Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable.

Item 8	Identification and Classification of Members of the Group: Not Applicable.

Item 9	Notice of Dissolution of Group: Not Applicable.

Item 10

Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 31188V100

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2019

ABDIEL QUALIFIED MASTER FUND, LP

By:	Abdiel Capital Management, LLC, its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL, LP

By:	Abdiel Capital Management, LLC, its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL MANAGEMENT, LLC

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL ADVISORS, LP

By:	Abdiel Capital Partners, LLC, its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

COLIN T. MORAN

By:	/s/ Colin T. Moran
Colin T. Moran, Individually

CUSIP NO. 31188V100

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit 1, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: November 13, 2019

ABDIEL QUALIFIED MASTER FUND, LP

By:	Abdiel Capital Management, LLC, its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL, LP

By:	Abdiel Capital Management, LLC, its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL MANAGEMENT, LLC

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL ADVISORS, LP

By:	Abdiel Capital Partners, LLC, its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

COLIN T. MORAN

By:	/s/ Colin T. Moran
Colin T. Moran, Individually